UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD/A

SPECIALIZED DISCLOSURE REPORT

Ternium S.A.

(Exact name of registrant as specified in its charter)

Grand Duchy of Luxembourg	001-32734	Not applicable.
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

26, Boulevard Royal – 4th floor L 2449 Luxembourg	Not applicable.
(Address of Principal Executive Officer)	(Zip Code)

Alejandra Hryszkiewicz

26, Boulevard Royal, 4th floor, L-2449 Luxembourg Tel. + (352) 26 68 31 52

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

EXPLANATORY NOTE

Ternium S.A. (the “Company”) is filing this Amendment on Form SD/A (this “Amendment”) to its Form SD pursuant to Rule 13q-1 under the Securities Exchange Act for the fiscal year ended December 31, 2025, dated August 24, 2026 (the “Original Form SD”), solely to correct an XBRL tagging error in Item 2.01. This error related to Consorcio Minero Benito Juárez Peña Colorada S.A. de C.V., which was incorrectly tagged as being associated with Brazil. The company is based in Mexico, and the XBRL tagging has been corrected accordingly. Except as specifically described in this explanatory note, this Amendment does not amend, modify or update any disclosures contained in the Original Form SD.

Section 2 - Disclosure of Payments by Resource Extraction Issuers

Item 2.01. Resource Extraction Issuer Disclosure Report

Ternium S.A. (“Ternium” or the “Company”) is a leading steel producer in the Americas, providing advanced steel products to a wide range of manufacturing industries and the construction sector.

The final rule implementing Section 13(q) of the Securities Exchange Act issued by the U.S. Securities and Exchange Commission (the “Final Rule”) requires resource extraction issuers to disclose certain payments (including taxes, royalties, fees and others) made to a foreign government or the Federal Government to further the commercial development of oil, natural gas or minerals.

Ternium qualifies as a resource extraction issuer under the Final Rule and is filing its consolidated report on Form SD for the fiscal year ended December 31, 2025, on payments to foreign governments or the Federal Government made by the Company or its consolidated subsidiaries for the purpose of the commercial development of minerals, in accordance with the Final Rule (this “Report”). The Company’s consolidated financial statements are available on the SEC’s website at: https://www.sec.gov/Archives/edgar/data/1342874/000134287426000020/tx-20251231.htm

Section 3 - Exhibits

Item 3.01 Exhibits

2.01	Resource Extraction Payment Report as required by Item 2.01 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Pablo Daniel Brizzio	Date: August 24, 2026
Name:	Pablo Daniel Brizzio
Title:	Chief Financial Officer

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